UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 5, 2014 entitled “Arcos Dorados Reports Second Quarter 2014 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 5, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS

Achieved double-digit organic revenue growth and high single-digit expansion in comparable sales, in addition to adjusted G&A leverage

Buenos Aires, Argentina, August 5, 2014 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Consolidated revenues were $917.9 million, a 7.2% decline versus the second quarter of 2013. On an organic basis and excluding Venezuela, consolidated revenues grew 9.6% in the quarter.

•	Systemwide comparable sales increased by 7.8% year-over-year.

•
As reported General and Administrative expenses (G&A) as a percentage of revenues declined by 46 basis points versus last year, excluding one-time expenses related to the Company’s G&A optimization plan.

•	Adjusted EBITDA was $42.0 million, or 37.8% lower year-over-year. Organic Adjusted EBITDA excluding Venezuela, was flat versus the prior year quarter.

•
The Company reported a net loss of $99.0 million, compared to net income of $8.8 million in the year-ago period, mainly due to the impact of the transition to the SICAD II foreign exchange rate in Venezuela.

“Second quarter results were impacted by weak economic growth in several of our key markets. In Brazil, our largest market, consumer trends have continued to be soft since the beginning of the year and in the second quarter we experienced a greater than anticipated decline in traffic as a result of the FIFA World Cup. Given this backdrop, I am pleased to announce that we have achieved another quarter of double-digit organic revenue growth, supported by a high single-digit increase in comparable sales”.

“Expectations for economic and consumption growth across our territories have deteriorated substantially versus our original outlooks for this year. In response to the effect of the deteriorating macroeconomic conditions on our first half results, recent developments in one of our major markets and the short-term impact of the FIFA World Cup, we are revising our full year guidance. In this environment we will be balancing our focus on maintaining traffic in our restaurants with our long-term plans to realize operational cost savings, become more efficient and improve profitability”.

“Despite current challenges, the QSR industry in Latin America is backed by strong, long-term demographic trends. As operators of the region’s dominant QSR brand with an unmatched footprint, I am confident that we will be at the forefront of the recovery in growth,” said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Second Quarter 2014 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,971				2,075	5.3%

Sales by Company-operated Restaurants	947.7		(179.2)	112.9	881.4	-7.0%	11.9%
Revenues from franchised restaurants	41.5		(7.6)	2.7	36.5	-11.9%	6.4%
Total Revenues	989.2		(186.8)	115.5	917.9	-7.2%	11.7%
Systemwide Comparable Sales						7.8%
Adjusted EBITDA	67.4	4.7	(20.1)	(10.1)	42.0	-37.8%	-14.8%
Adjusted EBITDA Margin	6.8%				4.6%
Net income (loss) attributable to AD	8.8	(80.4)	(13.6)	(13.8)	(99.0)	-1226.8%	-144.4%
No. of shares outstanding (thousands)	209,749				210,117
EPS (US$/Share)	0.04				(0.47)
(2Q14 = 2Q13 + Special items + Currency translation + Organic growth). Please refer to “Definitions” section for further detail.

Due to the depreciation of local currencies, mainly in Brazil and Argentina, and the change in the exchange rate used to remeasure the financial results of the Company’s Venezuelan operation, Arcos Dorados’ second quarter as reported revenues decreased by 7.2%, whereas organic revenues grew by 11.7%. For more details, please refer to the Quarter Highlights & Recent Developments section on page 10 of this earnings release.

Organic revenue growth was driven by a 7.8% expansion in systemwide comparable sales and the contribution of $52.8 million in constant currency from the net addition of 104 restaurants during the last 12-month period.

Marketing activities in the second quarter included the launch of several promotions related to the FIFA World Cup, including the World Cup Sandwiches in Brazil, “Campeones Mundialistas” in NOLAD and the continuation of the “McCombo de la Copa” in Argentina. Other notable marketing activities included the launch of the Monopoly promotion in Argentina and the introduction of new products, such as the Habanero Ranch in NOLAD, among others.

Adjusted EBITDA ($ million)
Breakdown of main variations contributing to 2Q14 Adjusted EBITDA

Reported Adjusted EBITDA for the second quarter was $42.0 million, representing a 37.8% year-over-year decrease, primarily due to the impact of changing the exchange rates used to remeasure the Venezuelan operation. Second quarter results include one-time charges from the change to SICAD, during April and May, and then to SICAD II in June. The Company’s operating results in the quarter included (i) an $11.7 million write down of certain inventories due to the impact of the currency exchange rate change on their net recoverable value, of which $9.9 million corresponded to the transition to SICAD II, and (ii) an $11.1 million loss related to lower margin due to the impact of inventories measured at the historical exchange rate, of which $3.2 million corresponded to the transition to SICAD II. Please refer to page 13 of this earnings release for a definition and to page 14 for a reconciliation of Adjusted EBITDA. Adjusting for special items and currency impacts, organic Adjusted EBITDA declined by 14.8%.

Special items impacting Adjusted EBITDA consisted of:

Special Items (In thousands of U.S. dollars)
	2Q	2Q	Variation
	2014	2013
Accrual of PAT provision in Brazil (i)	-	(1,958)	1,958
Royalty waiver from Venezuela	3,124	2,750	374
CADs net gain (loss) (ii)	839	(1,540)	2,379
TOTAL	3,963	(748)	4,711
i.	Employee meals program in Brazil.
ii.	Compensation expense. Includes the result from the total equity return swap.

Consolidated – excluding Venezuela
Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,832				1,939	5.8%

Sales by Company-operated Restaurants	866.3		(117.3)	81.6	830.5	-4.1%	9.4%
Revenues from franchised restaurants	32.5		(3.9)	5.0	33.6	3.6%	15.5%
Total Revenues	898.7		(121.2)	86.6	864.2	-3.8%	9.6%
Systemwide Comparable Sales						3.8%
Adjusted EBITDA	60.3	4.3	(5.3)	(0.0)	59.2	-1.7%	-0.1%
Adjusted EBITDA Margin	6.7%				6.9%
Net income (loss) attributable to AD	3.9	(3.8)	0.9	(4.0)	(3.0)	-175.2%	-53.9%
No. of shares outstanding (thousands)	209,749				210,117
EPS (US$/Share)	0.02				(0.01)

Excluding the Venezuelan operation, the Company’s Adjusted EBITDA declined by 1.7%, or by 0.1% on an organic basis. Adjusted EBITDA margin improved 15 basis points to 6.9%, as lower labor and G&A expenses offset higher Food and Paper (F&P) as well as Occupancy and Other Operating Expenses as a percentage of sales.

Non-operating Results

Non-operating results for the quarter reflected a $22.7 million increase in foreign currency exchange losses. FX losses for the quarter were mainly driven by the impact of the change in the Venezuelan exchange rate used for reporting purposes. A $3.0 million increase in net interest expense, mainly attributable to additional year-over-year debt and derivative instruments, also impacted non-operating results.

Income tax expense for the quarter totaled $6.3 million, compared to $0.6 million in the year-ago period.

Net loss attributable to the Company was $99.0 million in the second quarter of 2014, compared to a net income of $8.8 million in the same period of 2013. The net loss was mainly explained by the impact of the transition to the SICAD II foreign exchange rate in Venezuela, which included an impairment on its Venezuelan fixed assets of $45.2 million (primarily related to the real estate acquired during the fourth quarter of 2013) classified as an operating charge excluded from the Adjusted EBITDA computation.

The Company reported a basic net loss per share of $0.47 in the second quarter of 2014, compared to a gain of $0.04 in the previous corresponding period. Total weighted average shares for second quarter of 2014 were 210,116,897 as compared to 209,748,728 in the second quarter of 2013, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division:

Brazil Division
Figure 3. Brazil Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	746				824	10.5%

Total Revenues	459.0		(35.3)	35.4	459.1	0.0%	7.7%
Systemwide Comparable Sales						0.8%
Adjusted EBITDA	52.5	2.0	(4.0)	4.7	55.2	5.1%	8.7%
Adjusted EBITDA Margin	11.4%				12.0%

Brazil revenues were flat on an as reported basis due to the 8% year-over-year average depreciation of the Brazilian Real. Excluding currency movements, organic revenues grew by 7.7%. Systemwide comparable sales growth was driven by average check, which offset a decline in traffic in the quarter. The Monopoly promotion ran in the first quarter of this year versus the second quarter of 2013, when it was an important driver of that quarter’s comparable sales growth of 10%. In addition, traffic was impacted by a soft consumption environment as well as strikes and social unrest leading into the start of the FIFA World Cup. On game days traffic declined with customers staying home to watch the games. During the quarter, the Company’s marketing activities included the “World Cup Sandwiches”, the launch of the McFlurry Kit Kat in the Dessert category and the addition of the Crispy Tasty sandwich to the GPPP value platform.

The net addition of 78 restaurants during the last 12-month period, of which half were free-standing units, contributed $34.2 million to revenues on a constant currency basis during the quarter. The openings brought the restaurant count in Brazil to a total of 824.

Adjusted EBITDA increased by 5.1% in the second quarter of 2014. The reported Adjusted EBITDA margin grew by 59 basis points to 12.0%, mainly as a consequence of reduced payroll expenses as a percentage of sales. Payroll costs in the second quarter of 2014 benefited from adjustments in variable compensation, and from an easier comparison versus the second quarter of 2013, which included the PAT provision. This factor was partially offset by higher F&P and Occupancy and Other Operating Expenses.

Special items impacting Adjusted EBITDA in the quarter included a net gain of $2.0 million against the PAT provision included in the second quarter of 2013 that was fully reversed in 4Q13. Excluding currency movements and the aforementioned special item, second quarter organic Adjusted EBITDA increased by 8.7%.

NOLAD
Figure 4. NOLAD Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	502				509	1.4%

Total Revenues	101.6		(4.7)	(0.2)	96.7	-4.8%	-0.2%
Systemwide Comparable Sales						-2.7%
Adjusted EBITDA	4.9	0.0	(0.3)	1.4	6.0	22.1%	28.1%
Adjusted EBITDA Margin	4.8%				6.2%

NOLAD’s revenues decreased by 4.8% or 0.2% on an organic basis, year-over-year. Systemwide comparable sales declined 2.7%, due to declines in average check and traffic. The decline in average check primarily reflected a shift in mix, while traffic was impacted by the weak consumer environment in the division and the occurrence of the FIFA World Cup. Key quarterly marketing activities included the launch of FIFA World Cup campaigns such as the “Campeones Mundialistas” and “Desayuno de la Copa”, and the addition of the McFlurry Milky Way to the Dessert category.

The net addition of 7 restaurants during the last 12-month period contributed $4.1 million to revenues in constant currency.

Adjusted EBITDA increased by 22.1% year-over-year, or 28.1% on an organic basis. The reported Adjusted EBITDA margin increased by 136 basis points to 6.2% due to lower F&P as a percentage of sales, which in part reflects efficiencies gained in controllable food costs. This factor more than offset higher Payroll and Occupancy & Other Operating Expenses as a percentage of sales due to negative comparable sales growth.

SLAD
Figure 5. SLAD Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	369				378	2.4%

Total Revenues	235.2		(81.5)	49.6	203.3	-13.5%	21.1%
Systemwide Comparable Sales						19.1%
Adjusted EBITDA	25.2	0.0	(8.6)	2.1	18.8	-25.5%	8.5%
Adjusted EBITDA Margin	10.7%				9.2%

SLAD’s revenues declined by 13.5%, primarily related to the 54% year-over-year average depreciation of the Argentine Peso. However, organic revenues increased by 21.1% year-over-year. Systemwide comparable sales increased by 19.1% in the quarter, driven by average check growth. Traffic in SLAD experienced a decline, due to the deteriorating macro environment in Argentina and a negative impact from the FIFA World Cup. Quarterly marketing activities included the re-edition of the

Monopoly promotion in Argentina, as well as the continuation of the FIFA World Cup promotion McCombo de la Copa.

The net addition of 9 restaurants during the last 12-month period contributed $7.7 million to revenues in constant currency in the quarter.

Adjusted EBITDA decreased by 25.5% year-over-year, but gained 8.5% on an organic basis. The reported Adjusted EBITDA margin contracted 148 basis points to 9.2%, primarily due to higher F&P costs as a percentage of sales. F&P costs outpaced average check growth during the quarter, mainly as a consequence of the depreciation of the Argentine Peso and its impact on local inflation.

Caribbean Division
Figure 6. Caribbean Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	354				364	2.8%

Total Revenues	193.4		(65.3)	30.6	158.8	-17.9%	15.8%
Systemwide Comparable Sales						19.2%
Adjusted EBITDA	11.2	0.4	(12.3)	(9.5)	(10.2)	-190.9%	-112.3%
Adjusted EBITDA Margin	5.8%				-6.4%

The Caribbean division’s revenues declined by 17.9%. However, excluding currency movements primarily related to the remeasurement of the Venezuelan operation’s financial results at a weaker exchange rate, organic revenues increased by 15.8% year-over-year. Systemwide comparable sales increased by 19.2%, driven by growth in average check. Despite ongoing challenging conditions in Venezuela, the Company maintained its leading market share through the execution of a strong marketing calendar, including the introduction of the campaign “Celebrando el Mundial”, and the addition of the McFlurry Samba to the Dessert category. Other notable marketing activities in the division included the launch of the Bacon Clubhouse sandwich in Puerto Rico and the Bone in Chicken in Colombia.

The net addition of 10 restaurants during the last 12-month period contributed $6.8 million to revenues in constant currency.

Adjusted EBITDA in the division declined to negative $10.2 million, resulting in a negative Adjusted EBITDA margin of 6.4%, mainly due to losses in the Venezuelan operation on an as reported basis, driven by the change in the foreign exchange rate used for remeasurement purposes.

Caribbean Division – excluding Venezuela
Figure 7. Caribbean Division - Excluding Venezuela: Financial Highlights (In millions of U.S. dollars, except as noted)
	2Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	2Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	215				228	6.0%

Total Revenues	103.0		0.3	1.7	105.0	2.0%	1.7%
Systemwide Comparable Sales						-5.4%
Adjusted EBITDA	4.0	0.0	0.1	(0.4)	3.8	-5.3%	-8.9%
Adjusted EBITDA Margin	3.9%				3.6%

Revenues in the Caribbean division excluding Venezuela grew by 2.0% in the quarter, or by 1.7% on an organic basis. While traffic remained flat to slightly positive in Colombia and Puerto Rico, comparable sales decreased by 5.4%. The decline was due to a shift in mix. Adjusted EBITDA margin declined by 28 basis points to 3.6%. This was primarily due to higher Occupancy and Other Operating Expenses as a percentage of sales due to negative comparable sales growth, which offset leverage in payroll costs.

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2014	March 2014	December 2013	September 2013	June 2013
Brazil	824	816	812	762	746
NOLAD	509	509	507	503	502
SLAD	378	379	378	372	369
Caribbean	364	365	365	356	354
TOTAL	2,075	2,069	2,062	1,993	1,971
LTM Net Openings	104	110	114	113	113
*Considers company-operated and franchised restaurants at period-end

The Company completed 120 new restaurant openings for the twelve month period ended June 30, 2014, resulting in a total of 2,075 restaurants. Also in the period, the Company added 339 dessert centers and 15 McCafés, bringing the total to 2,380 and 341, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $101.0 million at June 30, 2014. The Company’s total financial debt (including derivative instruments) was $891.3 million. Net debt was $790.3 million and the Net Debt/Adjusted EBITDA ratio was 2.6x at June 30, 2014.

Net cash provided by operating activities was $24.1million in the second quarter of 2014, while cash provided by financing activities amounted to $18.3 million. During the quarter, capital expenditures totaled $40.3 million.

First Half 2014

For the six months ended June 30, 2014, the Company’s revenues declined by 6.7% to $1,833.4 million. On an organic basis however, revenues grew by 12.3%. Adjusted EBITDA reached $92.3 million, a decrease of 32.2% compared to the first half of 2013. On an organic basis, Adjusted EBITDA decreased by 9.6%. The year-to-date consolidated net loss amounted to $119.6 million, compared with income of $2.2 million in the first half of 2013, mainly due to the impact of the transition to the SICAD I (as of March 1, 2014) and the SICAD II (as of June 1, 2014) foreign exchange rates used to remeasure the Venezuelan operation. The change in the exchange rate generated impacts of $36.5 million and $140.3 million in Adjusted EBITDA and Net Income, respectively. Additionally, capital expenditures amounted to $61.0 million for the period.

Excluding the Venezuelan operation, the Company’s revenues declined by 5.3%, but increased by 10.6% on an organic basis. Adjusted EBITDA declined by 0.8%, as reported, and increased by 9.0%, on an organic basis. Reported Adjusted EBITDA margin improved by 32 basis points to 7.0%, driven by leverage in payroll costs and G&A, which offset higher F&P and Occupancy and Other Operating Expenses.

2014 Guidance Revision

Economists’ expectations for GDP and consumption growth across the Company’s territories have deteriorated substantially compared with the assumptions in the Company’s original projections. Growth expectations in Brazil have been cut in half while mounting inflation in Argentina along with the lack of resolution to its debt situation are expected to continue to dampen consumer trends in that country.

Given the effect of the deteriorating macroeconomic conditions on its first half results, recent developments in one of its major markets and the short-term impact of the FIFA World Cup, the Company is revising its full year guidance. The Company now expects the growth rates for 2014 with respect to 2013, in constant currency, excluding special items and excluding the Venezuelan business to be:

2014 Guidance Revision (Organic basis and excluding Venezuela)
	Original	Revised
	Guidance	Guidance
Revenue Growth	+13% to +16%	+9% to +11%
Adjusted EBITDA Growth	+15% to +18%	+5% to +8%
Effective Tax Rate (ETR)	35% to 37%	35% to 37%
Capital Expenditures (US$)	$200 million	$180 million
Restaurant Openings (Gross)	90	84

Quarter Highlights & Recent Developments

Change in Venezuelan exchange rate used for financial reporting
On July 14, 2014, the Company announced that it has transitioned to the SICAD II floating exchange rate for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, effective as of June 1, 2014. The change was primarily a result of the Company’s lack of access to the SICAD rate during 2014 and its recent ability to settle transactions at the SICAD II rate of approximately 50 bolivars per U.S. dollar. Trading on the SICAD II system began on March 24, 2014.

Since March 1, 2014, the Company reassessed the exchange rate used for remeasurement purposes of its Venezuelan operation and moved to the SICAD exchange rate, resulting in an average rate of 7.88 VEF per U.S. dollar for the first quarter. Similarly, April and May results were remeasured at the SICAD floating exchange rate, whereas June results were remeasured at the SICAD II floating exchange rate. As of June 30, 2014, the SICAD II exchange rate was 49.98 VEF per US dollar and the resulting average rate for the second quarter was 23.37 VEF per US dollar.

During the three-month period ended June 30, 2014, the Company recognized a foreign currency exchange loss of $39.0 million, due to the remeasurement of its local currency denominated net monetary asset position as a result of the exchange rate change. The Company’s operating results included (i) an $11.7 million write down related to certain inventories, due to the impact of the currency exchange rate change on their net recoverable value, of which $9.9 million corresponded to the transition to SICAD II, and (ii) an $11.1 million loss, related to lower margin due to the impact of inventories measured at the historical exchange rate, of which $3.2 million corresponded to the transition to SICAD II. Additionally, the Company also recorded an impairment on its Venezuelan fixed assets of $45.2 million, primarily related to the real estate acquired during the fourth quarter of 2013. At June 30, 2014, the Company’s local currency denominated net monetary asset position was $11.0 million (including $8.2 million of cash and cash equivalents). Venezuela’s non-monetary assets were $73.0 million at June 30, 2014, and included approximately $64.6 million of fixed assets. Please refer to the Company’s Form 6-K filed with the SEC today for more information on the Venezuelan operation.

Covenant with Bank of America
Under the Company’s Revolving Credit Facility with Bank of America, N.A., mentioned in Note 4 of its Financial Statements, the Company was required to comply with a maximum consolidated net indebtedness to EBITDA ratio of 2.5 to 1. Primarily as a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, as mentioned in Note 13 of its Financial Statements, the Company was not in compliance with this ratio as of June 30, 2014. However, on July 28, 2014 the Company reached an agreement with Bank of America, N.A. to amend the Revolving Credit Facility to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. Consequently, the Company is currently in compliance with that covenant.

Covenants under the Master Franchise Agreement (MFA)
Under the terms of the MFA, the Company is required to maintain a minimum fixed charge coverage ratio as well as a maximum leverage ratio. Primarily as a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, as mentioned in Note 13, the Company was not in compliance with the minimum fixed charge coverage ratio and maximum leverage ratio specified in the MFA as of June 30, 2014. On July 31, 2014, McDonald´s Corporation granted the Company a waiver for six-months (through and including December 31, 2014), during which time period and including for the quarter ended June 30, 2014, the Company is not required to maintain the financial ratios set forth in the MFA. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

Dividend
On July 1, 2014, the Company paid the second installment of its 2014 Dividends. The total amount paid was $12.5 million or $0.0595 per share on outstanding Class A and Class B shares.

Investor Relations Contact
Daniel Schleiniger
Arcos Dorados – IR Director
daniel.schleiniger@ar.mcd.com
+54 11 4711-2675
www.arcosdorados.com/ir

Media Contact:
Farrell Kramer
MBS Value Partners
farrell.kramer@mbsvalue.com
+1 212 710-9685

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,075 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of June 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2014. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale of property and equipment, write-off of property and equipment, impairment of long-lived assets and goodwill, stock-based compensation in connection with the Company’s initial public listing, one-time expenses related to its G&A optimization plan, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

Second Quarter & First Half 2014 Consolidated Results
(In thousands of U.S. dollars, except per share data)

Figure 9. Second Quarter & First Half 2014 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2014	2013	2014	2013
REVENUES
Sales by Company-operated restaurants	881,387	947,698	1,759,445	1,881,761
Revenues from franchised restaurants	36,535	41,487	73,971	84,334
Total Revenues	917,922	989,185	1,833,416	1,966,095
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(318,647)	(334,411)	(634,369)	(665,658)
Payroll and employee benefits	(192,232)	(208,809)	(381,801)	(409,217)
Occupancy and other operating expenses	(252,126)	(260,693)	(504,245)	(523,155)
Royalty fees	(41,127)	(45,750)	(82,513)	(92,192)
Franchised restaurants - occupancy expenses	(15,380)	(15,911)	(31,097)	(31,619)
General and administrative expenses	(77,399)	(83,119)	(144,575)	(163,452)
Other operating expenses, net	(59,290)	(2,143)	(72,321)	(5,236)
Total operating costs and expenses	(956,201)	(950,836)	(1,850,921)	(1,890,529)
Operating (loss) income	(38,279)	38,349	(17,505)	75,566
Net interest expense	(18,852)	(15,822)	(35,809)	(30,787)
Gain from derivative instruments	42	30	52	261
Foreign currency exchange results	(35,451)	(12,791)	(55,898)	(35,703)
Other non-operating expenses, net	(173)	(374)	(491)	(690)
(Loss) income before income taxes	(92,713)	9,392	(109,651)	8,647
Income tax expense	(6,264)	(617)	(9,963)	(6,469)
Net (loss) income	(98,977)	8,775	(119,614)	2,178
Plus(Less): Net (income) loss attributable to non-controlling interests	(9)	10	(2)	5
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(98,986)	8,785	(119,616)	2,183
Earnings per share information ($ per share):
Basic net income per common share	$ (0.47)	$ 0.04	$ (0.57)	$ 0.01
Weighted-average number of common shares outstanding-Basic	210,116,897	209,748,728	210,218,159	209,639,676
Adjusted EBITDA Reconciliation
Operating (loss) income	(38,279)	38,349	(17,505)	75,566
Depreciation and amortization	29,368	28,535	57,384	57,656
Operating charges excluded from EBITDA computation	50,868	520	52,401	2,875
Adjusted EBITDA	41,957	67,404	92,280	136,097
Adjusted EBITDA Margin as % of total revenues	4.6%	6.8%	5.0%	6.9%

Second Quarter & First Half 2014 Results by Division
(In thousands of U.S. dollars)

Figure 10. Second Quarter & First Half 2014 Consolidated Results by Division (In thousands of U.S. dollars)
	2Q				1H
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2014	2013	(Decr)	Incr/(Decr)%	2014	2013	(Decr)	Incr/(Decr)%
Revenues
Brazil	459,137	459,031	0.0%	7.7%	887,702	919,953	-3.5%	8.8%
Caribbean	158,757	193,402	-17.9%	15.8%	346,395	384,862	-10.0%	14.0%
NOLAD	96,683	101,564	-4.8%	-0.2%	189,362	199,578	-5.1%	-0.9%
SLAD	203,345	235,188	-13.5%	21.1%	409,957	461,702	-11.2%	23.5%
TOTAL	917,922	989,185	-7.2%	11.7%	1,833,416	1,966,095	-6.7%	12.3%

Operating Income
Brazil	39,675	36,988	7.3%	14.7%	70,867	75,735	-6.4%	4.5%
Caribbean	(63,793)	5,444	-1271.8%	-1003.4%	(75,487)	11,054	-782.9%	-586.6%
NOLAD	(1,951)	(2,693)	-27.6%	-25.0%	(3,575)	(5,171)	30.9%	26.8%
SLAD	13,347	19,455	-31.4%	3.7%	30,750	34,170	-10.0%	33.0%
Corporate and Other	(25,557)	(20,845)	22.6%	50.9%	(40,060)	(40,222)	0.4%	-27.1%
TOTAL	(38,279)	38,349	-199.8%	-152.2%	(17,505)	75,566	-123.2%	-78.9%

Adjusted EBITDA
Brazil	55,179	52,479	5.1%	12.7%	100,725	107,583	-6.4%	4.9%
Caribbean	(10,202)	11,222	-190.9%	-64.8%	(14,164)	23,444	-160.4%	-67.6%
NOLAD	5,976	4,896	22.1%	28.1%	11,590	9,617	20.5%	25.2%
SLAD	18,766	25,191	-25.5%	8.5%	41,018	45,596	-10.0%	29.4%
Corporate and Other	(27,762)	(26,384)	5.2%	24.3%	(46,889)	(50,143)	6.5%	-12.1%
TOTAL	41,957	67,404	-37.8%	-5.2%	92,280	136,097	-32.2%	-0.6%

Figure 11. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
2Q14	2.23	12.99	8.05	23.37
2Q13	2.07	12.48	5.24	6.30
*Local $ per US$

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)

Figure 12. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	June 30	December 31
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	101,028	175,648
Accounts and notes receivable, net	88,727	110,696
Other current assets (1)	282,746	380,107
Total current assets	472,501	666,451
Non-current assets
Property and equipment, net	1,216,940	1,244,311
Net intangible assets and goodwill	64,994	70,375
Deferred income taxes	104,468	97,687
Other non-current assets (2)	92,220	101,435
Total non-current assets	1,478,622	1,513,808
Total assets	1,951,123	2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	189,424	311,060
Taxes payable (3)	106,971	137,492
Accrued payroll and other liabilities	154,619	141,970
Other current liabilities (4)	38,281	52,562
Provision for contingencies	206	1,748
Financial debt (5)	105,603	14,324
Total current liabilities	595,104	659,156
Non-current liabilities
Accrued payroll and other liabilities	33,455	35,446
Provision for contingencies	9,362	13,074
Financial debt (6)	785,731	771,171
Deferred income taxes	5,664	6,113
Total non-current liabilities	834,212	825,804
Total liabilities	1,429,316	1,484,960
Equity
Class A shares of common stock	365,674	358,820
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,413	17,250
Retained earnings	234,508	404,287
Accumulated other comprehensive losses	(225,146)	(218,735)
Total Arcos Dorados Holdings Inc shareholders’ equity	521,364	694,537
Non-controlling interest in subsidiaries	443	762
Total equity	521,807	695,299
Total liabilities and equity	1,951,123	2,180,259
(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald´s Corporation´ indemnification for contingencies" and "Deferred income taxes".
(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments"
(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

Figure 13. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2014	2013
Cash & cash equivalents	101,028	175,648
Total Financial Debt (i)	891,334	785,005
Net Financial Debt (ii)	790,306	609,357
Total Financial Debt / LTM Adjusted EBITDA ratio	3.0	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	2.6	1.8
(i)    Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $0.5 million as a reduction of financial debt as of December 31, 2013).

(ii) Total financial debt less cash and cash equivalents.